STRADLEY RONON STEVENS & YOUNG, LLP
2600 One Commerce Square
Philadelphia, PA 19103
(215) 564-8000

September 25, 2009

VIA EDGAR Rebecca A. Marquigny Senior Counsel Office of Insurance Products Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-4644

Re:	Delaware VIP® Trust
Preliminary Proxy Materials (File No. 811-05162)

Dear Ms. Marquigny:

     This letter responds to the Staff’s comments regarding the preliminary proxy statement filing noted above (the “Proxy Statement”), filed on behalf of Delaware VIP Trust (the “Registrant”).

       In connection with the responses to the comments below, the Registrant acknowledges the following:

  that it is responsible for the adequacy and accuracy of the disclosure in its filings;
  that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the filing; and
  that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.    Comment: Under the caption “What is the Quorum requirement?” state whether quorum can be satisfied only by actual contract owner votes or if it can be satisfied by mirror voting.

     Response: The concept of “echo” voting is described under the caption “How will shareholder voting be handled?” The paragraph beneath the caption “What is the Quorum requirement?” has been revised to include the following:

                  Shares that are subject to “echo” voting by Participating Insurance Companies will be counted for purposes of determining Quorum.

2.    Comment: Next to the caption “The New Investment Advisory Agreement—Fees” in Proposal 2, specify whether the statement that “there will be no change in the fee schedule" applies to gross or net fees.

Rebecca Marquigny September 25, 2009 Page 2

     Response: The paragraph next to the caption “The New Investment Advisory Agreement—Fees” in Proposal 2 has been revised to include the following:

       There will be no change in the fee schedule used to determine the gross investment advisory fee payable to DMC under a Fund’s New Investment Advisory Agreement.

3.    Comment: In the concluding sentence under the caption “Board considerations in approving the New Investment Advisory Agreement” in Proposal 2, state what other actions the Board might take if the advisory contract is not approved.

        Response: This sentence has been revised to read as follows:

        If the shareholders of a Fund do not approve the New Investment Advisory Agreement, the Board will consider other possible courses of action for the Fund, including entering into an interim advisory agreement with DMC pursuant to Rule 15a-4 under the 1940 Act.

4.    Comment: Under the caption "May I revoke my proxy?" add language concerning deadlines for contract owners to get their revocations back to the insurers.

     Response: This comment has been addressed by adding the following sentence to the third paragraph of “Voting Information” under the sub-section entitled "May I revoke my proxy?":

        Variable Contract owners should contact their Participating Insurance Company for further information on how to revoke previously given voting instructions, including any applicable deadlines. Please see your Variable Contract prospectus for information on how to contact your Participating Insurance Company.

         Please do not hesitate to contact me at 215-564-8011 if you have any further questions.

Very truly yours, /s/ Michael D. Mabry Michael D. Mabry